02045322

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2002

Rubicon Minerals Corporation
(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

CRGH

June 10, 2002

VIA FAX ONLY – (604) 623-3355

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, BC V6E 4A6

Attention: Elizabeth Monger

Dear Madame:

Re: Rubicon Minerals Corp. (the "Company")
Stock Option Grant - Submission #75097

We acknowledge receipt of your letter dated May 31, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
Roman Friedrich	250,000

The options are exercisable up to May 29, 2004 at a price of $1.34 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

SUITE 600 – ONE LOMBARD PLACE, WINNIPEG, MB CANADA R3B 0X3
TEL (204) 927-2369 FAX (204) 927-2368 TOLL FREE (877) 422-2369 WWW.CDNX.CA

CANADIAN VENTURE EXCHANGE

Rubicon Minerals Corp.
June 10, 2002

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (204) 927-2362 / FAX: (204) 927-2368 / EMAIL: jacinda.vandenbrink@tsxventure.com.

Yours truly,

Jacinda VandenBrink
Analyst

\jv

File: ::ODMA\PCDOCS\DOCP\933750\1

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX
OTCBB – SYMBOL: RUBIF
JUNE 24, 2002

RUBICON ACQUIRES McFINLEY MINE PROPERTY IN THE RED LAKE GOLD CAMP

Bonanza-grade intercepts include 99.20 oz/ton gold over 2.0 ft, 5.84 oz/ton gold over 6.1 ft

David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (**RMX.TSX Venture**) is very pleased to announce that the Company has entered into an option agreement with Dominion Goldfields Corporation and 1519369 Ontario Inc. to acquire a 100% interest in 16 patented mining claims comprising the McFinley Mine property, located in the heart of the prolific Red Lake, Ontario gold camp. This new McFinley Mine property acquisition is in addition to the previously announced acquisition by Rubicon of 25 adjacent licenses of occupation and one mining lease (see Jan. 31/02 news release). The two properties combined constitute the historical McFinley property.

The new McFinley Mine property contains an Inferred Mineral Resource of 334,007 *in situ* tons at an average grade of 0.20 oz/ton gold to a depth of 400 feet (under the standards of National Instrument 43-101 this published resource would be classified by Glenn Hogg, P.Eng. and QP as an Inferred Mineral Resource). This resource does not include a published high-grade zone of 19,118 *in situ* tons grading 2.75 oz/ton gold (uncut) which may not be compliant with NI 43-101. All known gold zones on the property are under-explored and open for expansion.

Key features of the McFinley Mine Property include:

- Published uncut drill intersections* on the property include:

5.84	oz/ton gold over	6.1 feet
5.75	oz/ton gold over	5.0 feet
5.10	oz/ton gold over	5.0 feet
1.44	oz/ton gold over	14.1 feet
3.56	oz/ton gold over	4.9 feet
7.20	oz/ton gold over	3.7 feet
6.41	oz/ton gold over	2.0 feet
29.00	oz/ton gold over	2.6 feet
99.20	oz/ton gold over	2.0 feet

* Note: Results summarized herein have been derived from published reports from previous operators and their consultants.

- A high-grade zone open for follow up with a published resource of 19,118 *in situ* tons grading 2.75 oz/ton gold.

- The underground workings on the new McFinley Mine property are accessed via a 425-foot vertical shaft with drifts developed on three levels to a depth of only 400 feet below surface. Exploration potential below this level was the subject of limited exploration in the 1980's. For reference, Goldcorp's new High Grade Zone, (3.76 million ounces of gold with an average grade of 2.02 oz/ton gold) occurs approximately 5,500 feet below surface, and extends to depths of 6,800 feet.

- Significant potential exists for high-grade gold of classic 'Red Lake type', that is, gold developed in association with structures at the contacts of ultramafic units, all of which have been documented on the McFinley Mine property.

- The McFinley Mine property, combined with recently acquired adjacent claims (see attached Figure 1), contain four-kilometres of strike length of high potential ultramafic rocks which dip westward beneath both properties. The ultramafics are folded and are cut by structures and have been the subject of little or no previous exploration. The Mine property, with its shallow resource and high grade potential, provides the ideal platform from which to explore for additional resources on adjacent claims.

- The McFinley Mine property has remained idle and unexplored for the last 14 years, a period of explosive growth in the Red Lake camp led by Goldcorp's discovery in 1995 of new, high-grade reserves at its Red Lake Mine.

- The property is immediately adjacent to, and on strike with mineralized trends, which include Goldcorp's recently drilled Abino Zone (see Figure 1). In December 2001, Goldcorp reported drill results which included: 18.11 oz/ton gold over 2.5 ft and 2.92 oz/ton gold over 4.9 ft (Goldcorp news release, December 12, 2001).

David Adamson stated: "With this acquisition, Rubicon is now an even greater force in the Red Lake gold camp. Our combined McFinley land holdings covering 1,247 acres constitute prime exploration ground with known high-grade gold intersections and high potential for new discoveries in the heart of the world's premier gold camp. In addition to McFinley, Rubicon has a 60% interest in the **McCuaig project** where high-grade gold over mineable widths was recently discovered. Also, with partner AngloGold (Canada) Exploration Ltd., Rubicon controls the largest land holdings in the district from which new gold discoveries were recently announced."

With approximately $3.75 million in its treasury, Rubicon has funding in place, following further data compilation and field work, to carry out an aggressive diamond drilling program at the new McFinley Property later this year.

Agreement Terms

To acquire a 100% interest in the McFinley Mine Property, Rubicon has agreed to the following option terms, subject to regulatory approval:

1) At Closing, the issuance of 500,000 shares of Rubicon to Dominion Goldfields Corporation ("DGC"), a private federally incorporated company.

2) Payment at Closing, of C$325,000 to DGC.

3) Commencing 12 months after Closing, making annual advance royalty payments of C$75,000, capped at an aggregate of C$1.5 million.

4) In the event that, subsequent to a bankable feasibility study, a positive production decision is made on the property DGC would receive a one-time advance royalty payment of C$1,000,000.

5) Rubicon shall reimburse C$100,000 to DGC and a further C$75,000 within 12 months of Closing to cover incurred DGC legal costs.

6) DGC is granted a sliding rate net smelter return royalty as follows: <US$400/oz gold – 2%; $US400-$US500/oz gold – 2.5%; >US$500 gold - 3%. Rubicon can purchase a 0.5% NSR at any time for C$1,000,000 and retains a right of first refusal on the remaining royalty.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 250 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has reserves of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton in its High Grade Zone. Combined, the Campbell-Red Lake ore bodies contain 23.6 million tons at an average grade of 0.65 oz/ton Au (past production and reserves).

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6


McFinley Land Position
Red Lake, Ontario
Rubicon Minerals Corporation
Red Lake, Ontario
Ontario
Rubicon - AngloGold Property
NEW HIGH-GRADE DISCOVERY
McCuaig Property
McFinley Gold Project
24 M oz Gold Trend
Rubicon-AngloGold RLJV Property
McFinley Gold Project
100% Rubicon
Abino Zone (Goldcorp)
18.11 oz/ton Au over 2.5 feet
and 2.92 oz/ton Au over 4.9 feet
Chevron Zone (Goldcorp)
Newly acquired McFinley Mine Property
Previously acquired in January 2002
RMX.TSX Venture
www.rubiconminerals.com

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX
OTCBB – SYMBOL: RUBIF

JUNE 26, 2002

RUBICON ANNOUNCES PLANS TO DRILL McCUAIG RED LAKE DISCOVERY

- 10,000 feet of drilling to follow up recent high-grade discovery -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX Venture)** is pleased to announce that a 10,000-foot drill program has been approved to test for the continuation of ore grade intercepts at the new "1900" Gold Zone discovered by Rubicon in March 2002 (see news release dated April 18, 2002). The program is estimated to cost $435,000 and is part of a 12-month minimum $1.0 million budget recently approved by the Red Lake McCuaig Joint Venture (60% Rubicon, 40% Golden Tag Resources Ltd.). The McCuaig project is strategically located in the heart of the Red Lake gold camp, is within 1500 metres of approximately 1.8 million ounces of past gold production and is part of a prolific 25 million ounce gold-bearing trend which hosts the Campbell (Placer Dome) and Red Lake (Goldcorp) mines (Figure 1).

External consultant John J. Watkins, P.Geo. and QP has completed an evaluation of Rubicon drilling carried out earlier this year and has identified a possible gold-bearing trend that is open for follow up. This trend appears to be the western extension of the "1900" zone and it lies entirely within the McCuaig property. Following geological work which is to commence shortly, the drill program will test for the continuation of this trend. Drilling is expected to commence in late July to early August 2002.

Highlights of the March, 2002 drill program include ***2.21 oz/ton gold over 2.30 feet (75.91 g/t over 0.70 metres) in hole MC-02-32, part of an interval grading 0.67 oz/ton gold over 10.17 feet (22.83 g/t over 3.10 metres). Hole MC-02-27, returned 0.74 oz/ton gold over 5.58 feet (25.48 g/t over 1.07 metres) plus a separate interval of 0.53 oz/ton gold over 1.48 feet (18.08 g/t over 0.45 metres).*** Gold mineralization, including ***visible gold noted in 11 holes to date***, occurs within heavily silicified and deformed ultramafic rocks in association with disseminated sulphide zones (pyrrhotite, magnetite, pyrite +/- fine-grained arsenopyrite) and in quartz-carbonate (ankerite) veins. Both mineralization types occur in close proximity to major fault zones which have shown to be "pathways" for gold mineralization in the Red Lake camp while the ultramafics act as "traps" for gold. The drill intercepts occur in a geological setting which is interpreted to be analogous to the setting of the major mines in the camp, including Goldcorp's High Grade Zone.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 250 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake camp hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine which has reserves of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton in its High Grade Zone. Combined, the Campbell-Red Lake ore bodies contain 23.6 million tons at an average grade of 0.65 oz/ton Au (past production and reserves). Included in Rubicon's Red Lake land package is the recently optioned McFinley Mine Property which lies along a proven gold producing trend and covers approximately four kilometres of strike length potential. Drill intercepts from previous work on the property include ***5.84 oz/ton gold over 6.1 feet and 1.44 oz/ton gold over 14.1 feet.***

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6


Red Lake McCuaig JV Project
Red Lake, Ontario
Rubicon Minerals Corporation 60%
Golden Tag Resources Ltd. 40%
1900 Zone Plan View
(110 metres below surface)
± 25 m
McFinley Gold Project
100% Rubicon
Rubicon - AngloGold
RLJV Property
Red Lake McCuaig JV Property
Campbell Mine
Red Lake Mine
24 M oz Gold Trend
2.21 oz. ton Au
(75.91 g/t Au)
over 2.30 feet
0.34 oz. ton Au
(11.76 g/t Au)
over 1.97 feet
0.57 oz. ton Au
(19.6 g/t Au)
over 0.82 feet
0.53 oz. ton Au
(18.08 g/t Au)
over 1.48 feet
0.74 oz. ton Au
over 5.58 feet
0.56 oz. ton Au
(19.31 g/t Au)
over 1.31 feet
0.30 oz. ton Au
over 1.8 feet
02-32
02-17
02-27
down plunge
Proposed Drilling Target Area
>100 ppb Au
strong silicified
strong ankerite
hole trace
RMX.TSX Venture
www.rubiconminerals.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. **Reporting Issuer**

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. **Date of Material Change**

June 24, 2002

Item 3. **Press Release**

June 24, 2002, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Company has entered into an option agreement with Dominion Goldfields Corporation and 1519369 Ontario Inc. to acquire a 100% interest in 16 patented mining claims comprising the McFinley Mine property, located in the Red Lake, Ontario gold camp.

Item 5. **Full Description of Material Change**

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) announced that the Company has entered into an option agreement with Dominion Goldfields Corporation and 1519369 Ontario Inc. to acquire a 100% interest in 16 patented mining claims comprising the McFinley Mine property, located in the heart of the prolific Red Lake, Ontario gold camp. This new McFinley Mine property acquisition is in addition to the previously announced acquisition by Rubicon of 25 adjacent licenses of occupation and one mining lease (January 31, 2002 news release). The two properties combined constitute the historical McFinley property.

The new McFinley Mine property contains an Inferred Mineral Resource of 334,007 *in situ* tons at an average grade of 0.20 oz/ton gold to a depth of 400 feet (under the standards of National Instrument 43-101 this published resource would be classified by Glenn Hogg, P.Eng. and QP as an Inferred Mineral Resource). This resource does not include a published high-grade zone of 19,118 *in situ* tons grading 2.75 oz/ton gold (uncut) which may not be compliant with NI 43-101. All known gold zones on the property are under-explored and open for expansion.

Key features of the McFinley Mine Property include:

- Published uncut drill intersections* on the property include:

5.84	oz/ton gold over	6.1	feet
5.75	oz/ton gold over	5.0	feet
5.10	oz/ton gold over	5.0	feet
1.44	oz/ton gold over	14.1	feet
3.56	oz/ton gold over	4.9	feet
7.20	oz/ton gold over	3.7	feet
6.41	oz/ton gold over	2.0	feet
29.00	oz/ton gold over	2.6	feet
99.20	oz/ton gold over	2.0	feet

*Note: Results summarized herein have been derived from published reports from previous operators and their consultants.

- A high-grade zone open for follow up with a published resource of 19,118 *in situ* tons grading 2.75 oz/ton gold.

- The underground workings on the new McFinley Mine property are accessed via a 425-foot vertical shaft with drifts developed on three levels to a depth of only 400 feet below surface. Exploration potential below this level was the subject of limited exploration in the 1980's. For reference, Goldcorp's new High Grade Zone, (3.76 million ounces of gold with an average grade of 2.02 oz/ton gold) occurs approximately 5,500 feet below surface, and extends to depths of 6,800 feet.

- Significant potential exists for high-grade gold of classic 'Red Lake type', that is, gold developed in association with structures at the contacts of ultramafic units, all of which have been documented on the McFinley Mine property.

- The McFinley Mine property, combined with recently acquired adjacent claims (see attached Figure 1), contain four kilometres of strike length of high potential ultramafic rocks which dip westward beneath both properties. The ultramafics are folded and are cut by structures and have been the subject of little or no previous exploration. The Mine property, with its shallow resource and high grade potential, provides the ideal platform from which to explore for additional resources on adjacent claims.

- The McFinley Mine property has remained idle and unexplored for the last 14 years, a period of explosive growth in the Red Lake camp led by Goldcorp's discovery in 1995 of new, high-grade reserves at its Red Lake Mine.

- The property is immediately adjacent to, and on strike with mineralized trends, which include Goldcorp's recently drilled Abino Zone (see Figure 1). In December 2001, Goldcorp reported drill results which included: 18.11 oz/ton gold over 2.5 ft and 2.92 oz/ton gold over 4.9 ft (Goldcorp news release, December 12, 2001).

With approximately $3.75 million in its treasury, Rubicon has funding in place, following further data compilation and field work, to carry out an aggressive diamond drilling program at the new McFinley Property later this year.

Agreement Terms

To acquire a 100% interest in the McFinley Mine Property, Rubicon has agreed to the following option terms, subject to regulatory approval:

1) At Closing, the issuance of 500,000 shares of Rubicon to Dominion Goldfields Corporation ("DGC"), a private federally incorporated company.

2) Payment at Closing, of Cdn$325,000 to DGC.

3) Commencing 12 months after Closing, making annual advance royalty payments of Cdn$75,000, capped at an aggregate of Cdn$1.5 million.

4) In the event that, subsequent to a bankable feasibility study, a positive production decision is made on the property DGC would receive a one-time advance royalty payment of Cdn$1,000,000.

5) Rubicon shall reimburse Cdn$100,000 to DGC and a further Cdn$75,000 within 12 months of Closing to cover incurred DGC legal costs.

6) DGC is granted a sliding rate net smelter return royalty as follows: <US$400/oz gold – 2%; $US400-$US500/oz gold – 2.5%; >US$500 gold – 3%. Rubicon can purchase a 0.5% NSR at any time for Cdn$1,000,000 and retains a right of first refusal on the remaining royalty.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officer

Mr. Michael J. Gray, CFO
(604) 623-3333

Item 9. Statement of Senior Officer

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 26th day of June, 2002.

(Signature)

Michael J. Gray, Secretary, CFO & Director
(name of officer – please print)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________

David W. Adamson
President & CEO

Date: July 2, 2002